UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            PRIDE INTERNATIONAL, INC.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    74153Q102
                                 (CUSIP Number)

                                December 31, 2006
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 10 Pages
                              Exhibit Index: Page 9

CUSIP No. 74153Q102                                           Page 2 of 10 Pages



1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  Atticus Capital LP

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a.       [   ]
                                                b.       [   ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  Delaware

                            5             Sole Voting Power
 Number of                                       10,554,900
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                       0
   Each
 Reporting                  7             Sole Dispositive Power
  Person                                         10,554,900
   With
                            8             Shared Dispositive Power
                                                 0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    10,554,900

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [   ]

11       Percent of Class Represented By Amount in Row (9)

                                    6.43%

12       Type of Reporting Person (See Instructions)

                                    PN

CUSIP No. 74153Q102                                           Page 3 of 10 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  Atticus Management LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a.       [   ]
                                                b.       [   ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  Delaware

                            5             Sole Voting Power
 Number of                                       10,554,900
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                       0
   Each
 Reporting                  7             Sole Dispositive Power
  Person                                         10,554,900
   With
                            8             Shared Dispositive Power
                                                 0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    10,554,900

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [   ]

11       Percent of Class Represented By Amount in Row (9)

                                    6.43%

12       Type of Reporting Person (See Instructions)

                                    OO

CUSIP No. 74153Q102                                           Page 4 of 10 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  Timothy R. Barakett

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.       [   ]
                                                     b.       [   ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  Canada

                            5             Sole Voting Power
 Number of                                       10,554,900
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                       0
   Each
 Reporting                  7             Sole Dispositive Power
  Person                                         10,554,900
   With
                            8             Shared Dispositive Power
                                                 0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    10,554,900

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [   ]

11       Percent of Class Represented By Amount in Row (9)

                                    6.43%

12       Type of Reporting Person (See Instructions)

                                    HC

CUSIP No. 74153Q102                                           Page 5 of 10 Pages


Item 1(a)   Name of Issuer:

            Pride International, Inc. (the "Issuer").

Item 1(b)   Address of the Issuer's Principal Executive Offices:

            5847 San Felipe
            Suite 3300
            Houston, TX 77057

Item 2(a)   Name of Person Filing:

            This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

            i) Atticus Capital LP ("Atticus Capital");

            ii) Atticus Management LLC ("Atticus Management"); and

            iii) Timothy R. Barakett ("Mr. Barakett").

Item 2(b)   Address of Principal Business Office or, if None, Residence:

            The address of the principal business office of the Reporting Persons is 152 West 57th Street, 45th Floor, New York, NY 10019.

Item 2(c)   Citizenship:

            1) Atticus Capital is a Delaware limited partnership;

            2) Atticus Management is a Delaware limited liability company; and

            3) Mr. Barakett is a citizen of Canada.

Item 2(d)   Title of Class of Securities:

            Common Stock, par value $0.01 per share (the "Shares").

Item 2(e)   CUSIP Number:

            74153Q102

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

            This Item 3 is not applicable.

CUSIP No. 74153Q102                                           Page 6 of 10 Pages


Item 4.     Ownership:

Item 4(a)   Amount Beneficially Owned:

            As of the Date of Event, each of the Reporting Persons may be deemed to be the beneficial owner of 10,554,900 Shares.

Item 4(b)   Percent of Class:

            As of October 27, 2006, the number of Shares outstanding was 164,063,408 according to the Issuer's Form 10-Q filed on November 2, 2006. Each of the Reporting Persons may be deemed to be the beneficial owner of approximately 6.43% of the total number of Shares outstanding.

Item 4(c)   Number of shares as to which such person has:


            Atticus Capital
            ---------------

            (i)   Sole power to vote or direct the vote                          10,554,900

            (ii)  Shared power to vote or to direct the vote                              0

            (iii) Sole power to dispose or to direct the disposition of          10,554,900

            (iv)  Shared power to dispose or to direct the disposition of                 0

            Atticus Management
            ------------------

            (i)   Sole power to vote or direct the vote                          10,554,900

            (ii)  Shared power to vote or to direct the vote                              0

            (iii) Sole power to dispose or to direct the disposition of          10,554,900

            (iv)  Shared power to dispose or to direct the disposition of                 0

            Mr. Barakett
            ------------

            (i)   Sole power to vote or direct the vote                          10,554,900

            (ii)  Shared power to vote or to direct the vote                              0

            (iii) Sole power to dispose or to direct the disposition of          10,554,900

            (iv)  Shared power to dispose or to direct the disposition of                 0


Item 5.     Ownership of Five Percent or Less of a Class:

            This Item 5 is not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            This Item 6 is not applicable.

CUSIP No. 74153Q102                                           Page 7 of 10 Pages


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

            This Item 7 is not applicable.

Item 8.     Identification and Classification of Members of the Group:

            This Item 8 is not applicable.

Item 9.     Notice of Dissolution of Group:

            This Item 9 is not applicable.

Item 10.    Certification:

            By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 74153Q102                                           Page 8 of 10 Pages



                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:   February  14, 2007             ATTICUS CAPITAL LP

                                       By:  Atticus Management LLC,
                                            its general partner


                                            By: /s/ John F. Brown*
                                                -------------------------------
                                                Name:  Timothy R. Barakett
                                                Title: Managing Member

Date:   February  14, 2007             ATTICUS MANAGEMENT LLC

                                            By: /s/ John F. Brown*
                                                -------------------------------
                                                Name:  Timothy R. Barakett
                                                Title: Managing Member

Date:   February  14, 2007             TIMOTHY R. BARAKETT

                                       /s/ John F. Brown*
                                       ----------------------------------------


*By John F. Brown, attorney-in-fact

CUSIP No. 74153Q102                                           Page 9 of 10 Pages




                                  EXHIBIT INDEX

                                                                        Page No.


A.   Power of Attorney, dated January 18, 2007.........................   10

CUSIP No. 74153Q102                                          Page 10 of 10 Pages


                                    EXHIBIT A

                                POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that I, TIMOTHY R. BARAKETT, hereby make, constitute and appoint each of JOHN F. BROWN, DENNIS BERTRON and CHARLES FORTIN, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as chief executive officer of, managing member of or in other capacities with Atticus Capital LP or its general partner, Atticus Management LLC (f/k/a Atticus Capital, L.L.C.) (collectively, "Atticus"), and each of their affiliates, including Atticus UK LLP and Atticus UK Services Ltd., and entities advised by me or Atticus, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodities Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act. All past acts of the attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

     THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of, or otherwise associated with, Atticus or one of its affiliates. Execution of this power of attorney revokes that certain Power of Attorney dated as of March 21, 2006 with respect to substantially the same matters addressed above.

     IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of January 18, 2007.

                                              /s/ Timothy R. Barakett
                                              ----------------------------------
                                              Timothy R. Barakett